Exhibit 99.1

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual Meeting of Shareholders

and

Information Circular

May 8, 2012

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	1

VOTING AND PROXIES	1

BUSINESS OF THE MEETING	4

Receive the Financial Statements	4

Election of Directors	4

Appointment and Remuneration of Auditors	7

STATEMENT OF EXECUTIVE COMPENSATION	8

Composition and Mandate of the Compensation Committee	8

Compensation Discussion and Analysis	9

Performance Graph	19

Compensation of Executive Officers	20

Employment Contracts with Named Executive Officers	22

Retention Incentive Letters	23

Estimated Termination Payments	24

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	24

Compensation of Directors	25

Securities Authorized For Issuance Under Equity Compensation Plans	28

Indebtedness of Directors and Executive Officers	31

OTHER INFORMATION	31

Interest of Certain Persons in Matters to be Acted Upon	31

Interest of Informed Persons in Material Transactions	31

Corporate Governance Practices	31

Shareholder Proposals	31

Additional Information	32

Approval of Information Circular	32

SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

APPENDIX A – BOARD MANDATE

2

May 8, 2012

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders. The meeting will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on June 11, 2012 at 1:30 p.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2011 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.

Ms. Jackie Clegg, who has served as a director of Cardiome since 2004 and currently serves as a member of the Audit Committee and Chair of the Corporate Governance Committee and previously served as a member of the Compensation Committee, recently informed the Board of Directors and management of her decision not to stand for re-election in 2012 so that she can focus her full time and efforts on her personal business interests. The Board of Directors and management would like to acknowledge and thank Ms. Clegg for her valued contributions and dedicated service to Cardiome and its shareholders.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
Robert W. Rieder

Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
6th Floor	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

CARDIOME PHARMA CORP.

6190 Agronomy Road, 6th Floor

Vancouver, B.C. V6T 1Z3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 11, 2012 at 1:30 p.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2011 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 8, 2012 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 8th day of May 2012.

By Order of the Board of Directors

“Robert W. Rieder”

Robert W. Rieder

Chairman

CARDIOME PHARMA CORP.

6190 Agronomy Road, 6th Floor

Vancouver, B.C. V6T 1Z3

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 8, 2012.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual Meeting of the Corporation to be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 11, 2012 at 1:30 p.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on May 8, 2012 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 8, 2012, there were 61,129,091 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, the only person that as of the date hereof beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was:

Shareholder Name	Number of Common Shares	Percentage of Common Shares
Adage Capital Partners, L.P.	6,661,300	10.9%
FMR LLC	9,169,363	15.0%

Can I vote Common Shares that I acquired after May 8, 2012?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the endorsed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange, at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Mr. Sikorsky is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-416-263-9200
Fax:	1-866-249-7775 (toll-free)

BUSINESS OF THE MEETING

Receive the Financial Statements

The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2011 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The number of directors is currently fixed at seven and will be reduced to six to reflect the number of directors nominated by management for election at the Meeting. Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

Ms. Jackie Clegg, who has served as a director of the Corporation since 2004 and currently serves as a member of the Audit Committee and Chair of the Corporate Governance Committee and previously served as a member of the Compensation Committee, recently informed the Board and management of her decision not to stand for re-election at the Meeting so that she can focus her full time and efforts on her personal business interests. The Board and management would like to acknowledge and thank Ms. Clegg for her valued contributions and dedicated service to the Corporation and its shareholders. The Board and management are not proposing a nominee to replace Ms. Clegg as the Board and management have agreed that the relative diversity of skills, attributes and experience that the six nominee directors offer satisfy the current needs of the Corporation.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 8, 2012.

Name, Province/State and Country of Residence(1)	Position with the Corporation and when Individual became a Director	Present Principal Occupation and Principal Occupation for Five Preceding Years(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)
Robert W. Rieder, M.B.A.(3) British Columbia, Canada	Chairman(4) April 21, 1997	Chief Executive Officer, ESSA Pharma Inc. (September 2010 to present); Executive Chairman, Cardiome Pharma Corp. (August 2009 to September 2010); Chairman, Cardiome Pharma Corp. (March 2007 to August 2009); Vice-Chairman, Cardiome Pharma Corp. (March 2006 to March 2007); Chief Executive Officer, Cardiome Pharma Corp. (April 1998 to August 2009).	169,096

Peter W. Roberts, FCA, CPA (Illinois), ICD.D(5)(6) British Columbia, Canada	Director September 18, 2005	Member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board (November 2009 to present); Member of the Board of Directors and Audit Committee of WebTech Wireless Inc. (April 2008 to April 2011); Retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (March 2004)	2,500

Harold H. Shlevin, Ph.D.(5)(6)(7) Georgia, United States	Director October 14, 2004	Head of Advanced Technology Development Center – Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute (November 2009 to present); Head of Operations and Commercial Development, Altea Therapeutics Corporation (October 2008 to November 2009); President and Chief Executive Officer, Tikvah Therapeutics Inc. (June 2006 to July 2008); Global Senior Vice-President and director, Solvay Pharmaceuticals, SA (January 2006 to May 2006); President and Chief Executive Office, Solvay Pharmaceuticals, Inc. (May 2000 to December 2005)	5,348

Richard M. Glickman(3)(7) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil

Douglas G. Janzen British Columbia, Canada	Director, President and Chief Executive Officer June 11, 2007	Chief Executive Officer, Cardiome Pharma Corp. (August 2009 to present); President, Cardiome Pharma Corp (March 2006 to present); Chief Business Officer, Cardiome Pharma Corp. (March 2006 to August 2009)	118,000

William L. Hunter, MD, MSc.(3)(7) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (Chief Executive Officer, 1997 to October 2011)	50,000

Notes:

(1)	This information has been provided by the respective nominee as of May 8, 2012.
(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the Nomination Committee. Mr. Hunter is the Chair of the Nomination Committee.
(4)	Mr. Rieder resigned as Executive Chairman on September 27, 2010 and became Chairman of the Board.
(5)	Member of the Corporate Governance Committee. Ms. Clegg is the Chair of the Corporate Governance Committee and will remain the Chair until the date of the Meeting.
(6)	Member of the Audit Committee. Mr. Roberts is the Chair of the Audit Committee.
(7)	Member of the Compensation Committee. Dr. Shlevin is the Chair of the Compensation Committee.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

To the best knowledge of management of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date of this Information Circular, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, except in respect of the following companies:

•

Akela Pharma, Inc. (“Akela”). Mr. Rieder is a director of Akela. Due to the late filing of its financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2009, Akela applied to the British Columbia Securities Commission for a management cease trade order. The management cease trade order was granted on April 6, 2010 and revoked on June 29, 2010 following the filing of all required records. The management cease trade order did not effect trading in the securities of Akela generally.

•

Angiotech Pharmaceuticals Inc. (“Angiotech”), and each of the following subsidiaries: 0741693 B.C. Ltd., and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the President and Chief Executive Officer and a director of Angiotech until October 2011.

To the best knowledge of management of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Appointment and Remuneration of Auditors

On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Corporation by KPMG LLP for professional services for the financial years ended December 31, 2011 and December 31, 2010. During 2011 and 2010, KPMG LLP was the Corporation’s only external auditor:

	December 31, 2011	December 31, 2010
Audit Fees(1)	$411,620		$567,975
Audit-Related Fees(2)	$—		$—
Tax Fees(3)	$22,000	$
All Other Fees(4)	$5,000		$—

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
(4)	Fees paid for a US GAAP training session.

Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2011 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) consists of Drs. Shlevin (Chair), Hunter and Glickman. Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007. Drs. Hunter and Glickman were appointed to the Compensation Committee on June 11, 2007. All of the members of the Compensation Committee are independent directors. The Compensation Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Compensation Committee also has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•

Harold H. Shlevin, the Chair of the Compensation Committee, was Head of Operations and Commercial Development at Altea Therapeutics Corporation, between October 2008 and November 2009. Prior to that, Dr. Shlevin was President and Chief Executive Officer of Tikvah Therapeutics Inc. from June 2006 to July 2008 and, prior to that, was Global Senior Vice President, Regulatory, Safety and Quality and External Affairs (January 2006-May 2006) and President and Chief Executive Officer (May 2000-December 2005) at Solvay Pharmaceuticals, Inc. In prior executive roles, Dr. Shlevin has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Shlevin’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Shlevin is also a Director of NeurOp, Inc, a development stage neuroscience therapeutic company, and serves as a member of its compensation committee. Dr. Shlevin is also a member of the Corporation’s Audit Committee.

•

Richard M. Glickman was Chief Executive Officer of Aspreva Pharmaceuticals Corporation between January 2002 and July 2007. He also served as the Chief Executive Officer for StressGen Biotechnologies Corp from 1990 until 2000. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. He has participated in the design, establishment, and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

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William Hunter was the President and Chief Executive Officer of Angiotech from January 1997 to October 2011. Dr. Hunter has participated in the design, establishment, and implementation of executive and non-executive compensation and benefit programs, sales incentive programs and specialized compensation programs in relation to numerous mergers and acquisitions. In Dr. Hunter’s role at Angiotech, the Vice-President of Human Resources reported to him. In addition, Dr. Hunter was involved in the development and approval of all Angiotech compensation plans, in consultation with that company’s board of directors, including the compensation of the board of directors of Angiotech. As an independent director of other organizations, Dr. Hunter has also served as a member of the compensation committee of numerous public, private and not-for-profit organizations.

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management of the Corporation and the Corporation’s shareholders are aligned.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives and reward the achievement of short and long term goals and objectives of the Corporation. They are awarded annually on a discretionary basis by the Board, based on the recommendations of the Compensation Committee and the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executives of various objectives, and individual personal subjective assessments. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives; while the long term incentive, currently payable by the grant of incentive stock options, is awarded on a prospective, going forward basis, to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees.

As described below, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data as part of the Compensation Committee’s review of the Corporation’s management compensation and incentive programs. In assessing the general competitiveness of the compensation of the Corporation’s Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated executive officers (the “Named Executive Officers”), the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group. See page 11 for a discussion of the benchmarking process conducted by Mercer Canada Limited (“Mercer”) in the Fall of 2011 and early 2012.

As described in more detail below, the Corporation’s equity-based compensation is currently in the form of incentive stock options granted under the Corporation’s incentive stock option plan (the “Incentive Stock Option Plan”).

Performance goals and personal subjective assessment factors are determined for each executive officer and relate to matters which assist and help facilitate the Corporation’s overall corporate strategic goals and objectives and are subjectively assessed by the Compensation Committee, in its discretion, applying a preassigned weighting factor to each objective, attribute, benchmark or criteria. These performance based goals and subjective assessment factors for the Named Executive Officers and other senior executives are typically established early in the year. Many of these performance goals and assessment factors are not based on specified objective identifiable measures or targets and instead subjectively determined or assessed. These objectives can be altered in the discretion of the Compensation Committee if appropriate due to changes in business factors or conditions. For 2011, the Compensation Committee did not alter objectives or their weighting factors after they were established early in the year. The Compensation Committee consults with and considers recommendations from the Chief Executive Officer regarding the performance and assessment of the other executive officers.

As a matter of normal practice, during the past several years, prior to 2011, the Corporation annually determined the corporate and personal objectives and personal assessment factors for each year during the first quarter of the fiscal year and then, following the end of the year, the Compensation Committee made a subjective discretionary assessment regarding such objectives and factors and, based on such assessment, in its discretion the Compensation Committee recommended to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Incentive Stock Option Plan, for the Chief Executive Officer and other executive officers of the Corporation. Generally, in such cases, the Compensation Committee, in its discretion, following the end of a financial year, based on such subjective assessment, determined an aggregate incentive value that the Compensation Committee recommend or approved for each executive officer. Prior to 2009, executive officers received 50% of the incentive value so determined in the form of a cash incentive bonus and 50% of such value in the form of stock options under the Incentive Stock Option Plan. In 2009 and 2010, the Compensation Committee and the Board took into account previous and other awards of bonuses and equity compensation to the executive officers and determined to award only annual cash incentive bonuses.

During 2010 the Compensation Committee assessed the framework for the Corporation’s annual discretionary awards of annual cash incentive bonuses and discretionary grants of stock options to determine whether changes to such framework might be appropriate.

Commencing with the 2011 fiscal year, the Compensation Committee and the Board determined to revise the Corporation’s approach to awards of equity-based compensation. In January 2011, the Compensation Committee and the Board determined that, during the first quarter of the fiscal year, the Corporation would grant stock options under the Incentive Stock Option Plan as a long-term incentive to motivate executive officers to work toward achievement by the Corporation of long-term performance on a prospective, going-forward basis, rather than as compensation for performance in the prior year. Such awards are intended to provide a greater incentive for executives and key employees to work in the future toward achievement of the Corporation’s goals and strategic objectives and to better align the compensation of the Chief Executive Officer and other executives and key employees with the long-term interests of shareholders. Such awards are awarded on a discretionary basis by the Board, based on the recommendation of the Compensation Committee (which consults with and receives input from the Chief Executive Officer regarding proposed awards made to the other employees), based on the subjective assessment by the Compensation Committee regarding the anticipated contributions by the executives in assisting the Corporation in creating shareholder value and achieving its long term goals and strategic objectives. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Corporation to be able to retain and attract key executive talent and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders.

In the first quarter of 2011, the Compensation Committee and the Board approved the grant of stock options under the Incentive Stock Option Plan to senior executives and other key employees, as compensation in respect of the 2011 financial year. Information regarding such grants is set out below under “Equity-Based Incentives”.

The Compensation Committee assesses the performance of the Corporation’s Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance and assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Pursuant to such discretion, the Compensation Committee and the Board may, in their discretion, determine to award annual incentive amounts to Named Executive Officers even in years where the Corporation may have a relatively low Company Success Factor (see below) or determine to award equity-based compensation to assist the Corporation to be able to retain and attract key executive talent and to further align the compensation of the executive officers and other key employees with long term interests of shareholders if they determine that the executive compensation of the Corporation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies. In addition, the Compensation Committee and the Board may, in their discretion, adjust weighting to objectives which form part of the Individual Performance to Objectives (see below) for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher annual incentive value to one or more executive officers than achievement of applicable corporate and personal objectives might otherwise suggest or award a lower annual incentive value (or no annual incentive value) to one or more executive officers than achievement of applicable corporate and personal objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking or other factors affecting the Corporation, including rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, including performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give risk to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks.

As discussed below, for 2011, awards of cash incentive bonuses to Named Executive Officers were equal to the amounts calculated pursuant to the formula described below, and the Compensation Committee and Board did not exercise any discretion to vary any such amounts.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent compensation consultants to review and provide benchmark market data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately  1/2 to 2 times the Corporation’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Corporation’s executive compensation is competitive, in the interest of attracting and retaining key executives.

In the Fall of 2011, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in benchmarking the total direct compensation (base salary, annual short and long-term incentives) for the Named Executive Officers. The Compensation Committee also engaged Mercer to outline potential alternatives for equity plan compensation (the Corporation’s equity based compensation is currently based solely on incentive stock options) for review and consideration by the Compensation Committee, and to review the Corporation’s current change of control agreements and arrangements with its Named Executive Officers.

As part of its benchmarking and review process, Mercer developed a comparator group. The comparator group was reviewed and approved by the Compensation Committee and by senior management, as more fully described below.

Mercer identified the following organizations in establishing the comparator group:

Affymetrix Inc.	Cadence Pharmaceuticals Inc.	Enzon Pharmaceuticals Inc.
QLT Inc.	Immunomedics Inc.	Anthera Pharmaceuticals Inc
Adolor Corp.	Arena Pharmaceuticals Inc.	Pain Therapeutics Inc.
Theratechnologies Inc.	Osiris Therapeutics Inc.	Maxygen Inc.
Sangamo Biosciences Inc.	Vanda Pharmaceuticals Inc.	Biocryst Pharmaceuticals Inc.

In determining the above comparator group, Mercer considered organizations with market capitalizations that were  1/2 to 2 times those of the Corporation (approximately $100 million to $400 million) as at October 31, 2011 to establish companies of comparable size to the Corporation, with the Corporation at the median of the sample. In addition, Mercer also examined and provided information regarding revenue (the most recently reported annual revenue) and total shareholder return over the most recently completed one, three and five years for the organizations considered. Mercer discussed and finalized the comparator group with the Head of Human Resources, the President and Chief Executive Officer, and the Chair of the Compensation Committee. Following initial discussions, and in order to reduce the number of comparator organizations to an appropriate size, Mercer gave preference to those organizations that have similar operating characteristics to the Corporation, and used those organizations as the comparator group. These are shown in bold font in the above list. The comparator group was discussed and endorsed by the Compensation Committee.

It is anticipated that the Compensation Committee will use the above comparator group, or a similar group, in benchmarking executive compensation in 2012, subject to adjustments due to changes in the Corporation’s business.

Benchmark market information in relation to the comparator group is used as a guide. However, the Compensation Committee may, for purposes of benchmarking base salaries of executive officers, give greater weight to some, or consider other, comparable companies, reflecting geographical markets, business segments and other variables which reflect other considerations in the recruitment or retention of executive talent.

In addition, management of the Corporation annually proposes a comparator group of companies for purposes of determining the “Company Success Factor” (see below). Since 2009, for such purpose the entire Nasdaq Biotech Index of companies with market capitalizations between $100 million and $400 million has been used. The Compensation Committee must approve such comparator group with a view to ensuring that they represent appropriate comparator companies. See page 15 for a list of companies in the comparator group used in relation to determining the Company Success Factor for 2011. Changes to the comparator companies reflect, among other things, mergers or acquisitions, companies ceasing to carry on business, changes in the market capitalization of the Corporation and other companies and other industry developments.

In addition to the consulting services provided by Mercer to the Compensation Committee, management purchased Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate has been revised to require that the Compensation Committee must pre-approve other services Mercer, or any of its affiliates, (or other compensation consultants that may be retained by the Compensation Committee ) provide to the Corporation at the request of management. Mercer was first retained to provide compensation services to the Corporation or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. The fees billed by Mercer, or any of its affiliates, for services provided to the Compensation Committee and for all other services provided by Mercer, or any of its affiliates, for each of the two most recently completed financial years, are set out in the following table:

	Executive Compensation Related Fees ($)	All Other Fees ($)	Total Fees ($)
2011	33,710	—	33,710
2010	1,600	—	1,600

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committees and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

The Compensation Committee periodically reviews the Corporation’s executive compensation strategy, programs and arrangements. The Compensation Committee’s assessment in the first quarter of 2011 resulted in the Compensation Committee determining that the executive compensation of the Corporation for certain executives and other personnel, including salary and annual incentive bonuses and equity-based compensation, was low compared to comparable companies. As a result, the Compensation Committee determined that in order to assist the Corporation to be able to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders, the Corporation’s base salary and equity-based compensation for certain executives and other personnel should be increased by a cost of living adjustment.

In addition, as described above, in the Fall of 2011 the Compensation Committee, as part of its ongoing assessment of the framework for the Corporation’s discretionary awards of cash incentives and grant of equity based compensation, retained Mercer to examine the compensation of the Corporation’s executives (as well as the individual elements of such compensation) and also to provide the Compensation Committee with alternatives it might consider for alternative long term incentive compensation vehicles. The Compensation Committee is still considering the advice received from Mercer.

It is likely that the Corporation’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes of circumstances of the Corporation.

The elements of the Corporation’s executive compensation program and strategy are discussed in greater detail below.

Base Salary

The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities. The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. In general, the Corporation targets compensation to be competitive based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group. However, the compensation committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group. The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the Compensation Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.

Mr. Janzen was appointed Chief Executive Officer in August 2009. Mr. Janzen was previously President and Chief Business Officer of the Corporation and, prior to that, Chief Financial Officer. In connection with his appointment as Chief Executive Officer, Mr. Janzen’s base annual salary was increased from $489,998 to $600,000 and a new employment agreement was entered into between the Corporation and Mr. Janzen (see “Employment Contracts with Named Executive Officers”).

Pursuant to the terms of the Chief Executive Officer’s employment contract with the Corporation, the Chief Executive Officer’s salary is reviewed annually by the Board and may be increased in the Board’s discretion each year. Mr. Janzen’s base salary remained fixed at $600,000 throughout 2010. In February 2011, the Board, based on the recommendation of the Compensation Committee, approved a 3% cost of living increase in Mr. Janzen’s base salary to $618,000 effective as of January 1, 2011. In January 2012, the Board, based on the recommendation of the Compensation Committee, approved a cost of living adjustment to Mr. Janzen’s base salary increasing it to $636,540, effective January 1, 2012.

The base salary levels for the other Named Executive Officers of the Corporation are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the Named Executive Officers are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the Compensation Committee’s understanding of normal and appropriate salary levels for executives at comparable companies with responsibilities and experience comparable to that of the executive officer, and the terms of the officer’s employment agreement with the Corporation. The salaries are approved by the Board, based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

In 2009, the Board, based on the recommendation of the Compensation Committee, approved an employee cost of living salary adjustment pool of 2.5% of the base salaries of all employees of the Corporation (excluding the Chief Executive Officer of the Corporation) and authorized the Chief Executive Officer, in his discretion, to allocate the pool to other employees of the Corporation. For 2010, the allocation and determination of adjustments was determined in the second half of 2009 and implemented effective January 1, 2010. As a consequence, the 2.5% salary adjustment pool was allocated among employees, including Named Executive Officers other than Mr. Janzen, based on the employee’s performance, effective January 1, 2010.

In December 2010, the Board, based on a recommendation of the Compensation Committee (which, among other things received and considered input and a recommendation from the Chief Executive Officer), approved a 3% cost of living increase to the base salaries of all employees (including the Named Executive Officers other than the Chief Executive Officer). In February, 2011, the Board, based on a recommendation of the Compensation Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved salary increases for four senior executives, including a 7.5% increase to the base salary of the Senior Vice President, Commercial Affairs, a 3% increase to the base salary of the Chief Financial Officer and a 3% increase to the base salary of the Vice President, Product Development. In January 2012, the Board, based on the recommendation of the Compensation Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved a 3% cost of living adjustment increase to the base salaries of a number of employees, including the Named Executive Officers.

Annual Cash Incentive

The Corporation’s Chief Executive Officer is entitled to receive, in the discretion of the Compensation Committee and the Board, an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan). The annual cash incentive bonus is awarded following the end of a financial year on a discretionary basis by the Board based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the Chief Executive Officer of certain corporate and personal objectives, and a personal subjective assessment. The corporate and personal objectives, and personal subjective assessment factors, are annually established by the Compensation Committee and approved by the Board, and annually agreed to between the Board and the Chief Executive Officer, typically during the first quarter of the financial year.

The Named Executive Officers, other than the Chief Executive Officer, are also entitled to receive, in the discretion of the Compensation Committee and the Board, an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan). The annual cash incentive bonuses are awarded following the end of a financial year on a discretionary basis by the Board, based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executive officers of certain corporate and personal objectives, and personal subjective assessments. The corporate and personal objectives, and personal assessment factors, are annually established by the Compensation Committee, with recommendations from the Chief Executive Officer, and agreed to with the executive officer, typically during the first quarter of the financial year.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a maximum annual incentive value, which is expressed as a percentage of base salary. The maximum annual incentive value for each of the Named Executive Officers is 50% of base salary.

The formula for determining the amount of annual incentive value that each executive officer may, subject to and in the discretion of the Compensation Committee and the Board, be entitled to receive is generally as follows:

Maximum Value x	Company Success x Factor	Individual Performance x to Objectives Factor	Subjective Factor Rating

The amount determined pursuant to the formula is intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts or no annual incentive amount at all will be awarded.

The Company Success Factor is intended to link annual incentive compensation to the Corporation’s fundamental objective of creating shareholder value. The Company Success Factor is determined annually by the Board, near or following the end of the financial year, based on the recommendation of the Compensation Committee and the Compensation Committee’s subjective assessment of the Corporation’s success in creating shareholder value and may also reflect the attainment of the pre-determined Individual Performance to Objectives Factors. In making this assessment, the Compensation Committee considers the return to investors, based on year over year change in the market price for the Corporation’s shares. The Company Success Factor is, in the discretion of the Compensation Committee, determined as a percentage between a minimum of 50% and a maximum of 100%. The Company Success Factor is intended to allow the Compensation Committee and Board to proportionately recognize and award incentive compensation for individual performance even in years when the Corporation may have a relatively low investor return and correspondingly provide high reward when high shareholder value is created.

The Individual Performance to Objectives Factors for each executive officer are determined by the Compensation Committee, based on the Compensation Committee’s discretionary subjective assessment of the extent to which the Corporation and the executive officers achieved the corporate and personal objectives determined for this purpose during the year applying a weighting to each objective. For 2011, the objectives which formed the Individual Performance to Objectives assessment for the Chief Executive Officer and other executive officers included: (i) assisting Merck & Co., Inc. (“Merck”) in completion of oral Phase 1 trial; (ii) implementing standardized portfolio review process by July 2011; (ii) making five separate decisions regarding research projects; (iv) creating management training programs; (v) completing scenario planning and design drawings for laboratory space and offices; (vi) staying within 10% of 2011 budget; (vii) restarting Kynapid clinical program; (viii) monthly budget variance reporting and (ix) completion of the acquisition by Merck of rights previously held by Astellas Pharma U.S. Inc.

The Subjective Factor Rating for each executive officer is determined by the Compensation Committee, based on the Compensation Committee’s discretionary subjective assessment of various attributes, benchmarks and criteria determined for this purpose applying a weighting factor to each applicable attribute, benchmark or criteria. For 2011, the factors which formed the Subjective Factor Rating included the following: (i) manifesting a strong work ethic on a day-to-day basis; (ii) leading functional group in a manner that contributes to the Corporation; (iii) working effectively within the executive team as a team player; (iv) setting an example for other employees at all times; and (v) demonstrating loyalty to the Chief Executive Officer.

Following the end of the year the Compensation Committee, in its discretion, assesses the performance of individual executive officers relating to the corporate and personal objectives, and the attributes, benchmarks and criteria, to separately determine an Individual Performance to Objectives Factor and Subjective Factor Rating for each executive officer. If all of the applicable corporate and personal objectives are achieved, the executive officer’s Individual Performance Factor Ranking would be 100%. If an executive officer receives the highest assessment ranking in relation to each personal subjective assessment attribute, benchmark and criteria, his Subjective Factor Rating would be 100%. In its assessment, the Compensation Committee considers each of the objectives and personal subjective attributes and benchmarks and criteria, and challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking.

In December 2011, the Compensation Committee made an assessment to determine the Company Success Factor and a subjective discretionary assessment to determine the extent which the Individual Performance to Objective corporate and personal objectives had been achieved and to determine the Subjective Factor Ratings for the executive officers for 2011.

In determining the Company Success Factor, the Compensation Committee compared investor returns for the Corporation with investor returns for the following comparator companies, which are publicly listed companies in the biotechnology and pharmaceutical industries with a market capitalization between $100 million and $400 million:

Affymax, Inc.	Affymetrix, Inc.	Alnylam Pharmaceuticals, Inc.

Arena Pharmaceuticals, Inc.	ArQule, Inc.	Array BioPharma Inc.

Astex Pharmaceuticals, Inc.	Avanir Pharmaceuticals, Inc.	AVI BioPharma, Inc.

BioCryst Pharmaceuticals, Inc.	Cadence Pharmaceuticals, Inc.	China Biologic Products, Inc.

Columbia Laboratories, Inc.	Curis, Inc.	Cytori Therapeutics Inc.

Depomed, Inc.	Durect Corporation	Dyax Corp.

Enzon Pharmaceuticals, Inc.	Geron Corporation	GTx, Inc.

Immunomedics, Inc.	ISTA Pharmaceuticals Incorporated	Lexicon Pharmaceuticals, Inc.

Ligand Pharmaceuticals Incorporated	MannKind Corporation	Maxygen, Inc.

Novavax, Inc.	Obagi Medical Products, Inc.	Onconthyreon, Inc.

Osiris Therapeutics, Inc.	Pacific Biosciences of California	Pain Therapeutics

Progenics Pharmaceuticals Inc.	QLT Inc.	Sangamo BioSciences, Inc.

Santarus, Inc.	Savient Pharmaceuticals Inc.	SciClone Pharmaceuticals, Inc.

SIGA Technologies Inc.	Sinovac Biotech, Ltd.	Synta Pharmaceuticals Corp.

Targacept, Inc.	Vanda Pharmaceuticals Inc.	Vical Incorporated

XenoPort, Inc.

The Compensation Committee considers that this comparator group of companies represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of comparing investor returns in determining the Company Success Factor. As described above, the Compensation Committee annually reviews and determines the composition of the comparator group with a view to ensuring that it contains appropriate comparator companies. Changes to the list reflect, among other things, mergers or acquisitions, companies ceasing to carry on business, changes in market capitalization of the Corporation and other companies and other industry developments.

The Corporation is approximately in the 17th percentile of the comparator group in terms of year over year market price change. This suggested a Company Success Factor of 58.5% (=50% + (.17 X 50%)).

For 2011, the Compensation Committee determined, in its discretion, that the Individual Performance to Objectives Factor for each of the Named Executive Officers was 81 percent. For 2011, the Compensation Committee determined, in its discretion, that the Subjective Factor Ratings for the Named Executive Officers were as follows: Mr. Janzen: 90 percent; Mr. Sikorsky: 80 percent; Dr. McAfee: 90 percent; Mr. Lalji: 100 percent and Ms. Grant: 95 percent.

Following this assessment and determination, the Compensation Committee considered whether to recommend to the Board discretionary awards of annual cash incentive bonuses for the Chief Executive Officer and other executive officers as compensation in relation to the 2011 financial year. The Compensation Committee determined, and the Board accepted and approved, that cash incentive bonuses in the aggregate amount of $863,353 in respect of 2011 should be paid to 75 employees, including the Named Executive Officers, and that the Named Executive Officers should receive cash incentive bonuses in the amounts set out in the following table, which amounts were equal to the amounts calculated pursuant to the formula.

Summary Of Executive Bonus Recommendations For 2011 Fiscal Year

For fiscal year:	2011
CSF (Company Success Factor) =	59%

Employee	Base Salary(1)	Cash Bonus
Doug Janzen	$618,000	$132,184
Don McAfee	$312,691	$67,745
Sheila Grant	$284,088	$64,140
Karim Lalji	$370,033	$87,941
Curtis Sikorsky	$315,353	$59,956

Total	$1,900,165	$411,966

(1)	Reflects base salaries in effect in 2011.

In addition, the Corporation has a variable bonus plan for non-management employees of the Corporation and its subsidiaries. This plan, approved in 2010, involves a bonus pool of up to 10% of the aggregate base salaries of the non-executive employees to be allocated among employees based upon the Corporation achieving corporate objectives approved by the Board, and the remaining 40% dependent upon individual performance. It is intended that this plan will be assessed annually and refined over time. In 2011, the Board approved a cash bonus pool of up to $585,549. Of this, $451,387 was distributed to non-executive employees of the Corporation.

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan.

The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Corporation’s equity securities. None of the Named Executive Officers or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007 and May 2010. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.

As described above, prior to 2011, as a matter of normal practice the Corporation in the past made an annual grant of options under the Incentive Stock Option Plan in the first half of the year based on performance achieved in the prior year, and awarded options to non-management directors at the time of the Corporation’s annual general meeting each year. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In determining to make grants of options, the Board, Compensation Committee and the Chief Executive Officer take into account previous and other grants or awards of equity compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as compensation and then determines the number of the options granted, which is calculated applying a standard Black-Scholes-Merton model, which the Compensation Committee and the Board concludes produces a meaningful and reasonable estimate of fair value.

In May and December 2010, the Compensation Committee reviewed the incentive stock option grant practices of the Corporation. In December 2010, the Compensation Committee and the Board considered and approved a recommendation of the Chief Executive Officer that the Corporation consider making grants of incentive stock options to non-executive employees twice a year, in approximately May and November, subject to the Corporation not being subject to black-out restrictions. No incentive stock options were awarded to executive officers, including the Named Executive Officers, as compensation for 2010.

As described above, commencing with the 2011 fiscal year, the Compensation Committee and the Board determined to revise the Corporation’s approach to awards of equity-based compensation. In March 2011, the Board, on the recommendation of the Compensation Committee (which in turn consulted with and received input from the Chief Executive Officer regarding proposed awards to be made to other employees), approved the grant of incentive stock options under the Incentive Stock Option Plan to acquire a total of 271,500 Common Shares, as compensation in respect of the 2011 fiscal year, to certain executive officers and employees, including the Named Executive Officers.

The stock options granted to the Named Executive Officers in March 2011 were as follows:

Douglas G. Janzen	120,000 stock options
Curtis Sikorsky	30,000 stock options
Donald A. McAfee	Nil
Karim Lalji	30,000 stock options
Sheila M. Grant	25,000 stock options

No additional discretionary awards of incentive stock options were made to the senior executives or other key employees as compensation in respect of the 2011 financial year.

As described above, in the Fall of 2011 the Compensation Committee retained Mercer to examine the compensation of the Corporation’s executives, including the individual elements of such compensation. In assessing the general competitiveness of the base salary, total cash compensation and total direct compensation of the Named Executive Officers, relative to a comparator group, Mercer, in a March 2012 report, noted that total direct compensation (i.e. total cash compensation plus long term incentives) of the Named Executive Officers is generally positioned below the market median, largely due to the fact that the 3-year average grant date value of long term incentive grants by the Corporation to Named Executive Officers is low relative to grants of long term incentive compensation provided by comparator organizations.

Compensation Risk Review

The Compensation Committee has reviewed the Corporation’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks. The Compensation Committee undertook such review in April 2012, and intends to conduct such a review annually.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Corporation must face in the course of its business and ensure that such risks are appropriately managed, and ensuring that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considered the financial and other risks identified by the Board as well as the Corporation’s internal controls and other policies and practices for management of such risks and, in particular, considered whether there may be any risks arising from the Corporation’s compensation policies and practices that may reasonably be likely to have a material effect on the Corporation.

The Compensation Committee believes that the Corporation’s compensation policies and practices encourage and reward prudent and responsible actions, and appropriate risk taking over the long term to increase shareholder value and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Corporation’s long term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Corporation’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Board in identifying the risks the Corporation faces and ensuring that such risks are appropriately managed.

•

The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long term growth of the Corporation and not encourage irresponsible or excessive risks which have the potential to increase short term revenues at the expense of achieving the Corporation’s long term strategic goals and objectives.

•

The extent to which the Corporation’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which the Corporation’s compensation expense to executive officers is a significant percentage of the Corporation’s revenues.

•

The extent to which incentive compensation may be awarded by the Corporation upon accomplishment of tasks where risks to the Corporation from such tasks may extend over a significantly longer tine period.

•	The extent to which the Corporation’s executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.

•

Policies and practices the Corporation uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Corporation’s executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2006 to December 31, 2011 (the Corporation’s most recent financial year end).

Year End	2006	2007	2008	2009	2010	2011
COM	$100.00	$68.43	$42.93	$35.79	$49.00	$20.58
S&P/TSX Composite Index	$100.00	$107.16	$69.63	$91.00	$104.14	$92.61

The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

Compensation of Executive Officers

Summary Compensation Table

The following table provides a summary of the total compensation earned during the fiscal year ended December 31, 2011, the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009 for the executive officers listed in the table below. The Corporation’s Named Executive Officers are the Chief Executive Officer, the Chief Financial Officer, and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer.

						Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(1)	Annual incentive plans ($)		Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Douglas G. Janzen President and Chief Executive Officer(2)	2011 2010 2009	618,000 600,000 538,943	(3)	Nil Nil Nil	308,922 Nil 1,419,114	132,184 210,000 745,895	(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,059,106 810,000 2,703,952
Curtis Sikorsky Chief Financial Officer	2011 2010 2009	315,353 291,534 290,000	(5)	Nil Nil Nil	77,230 Nil 170,281	59,956 81,729 208,497	(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	452,539 373,263 668,778
Donald A. McAfee Chief Scientific Officer	2011 2010 2009	306,592 312,468 350,869	(7) (8) (9)	Nil Nil Nil	Nil Nil 48,652	67,745 82,302 220,630	(10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	374,337 394,770 620,151
Karim Lalji Senior Vice President, Commercial Affairs	2011 2010 2009	370,033 334,191 326,040		Nil Nil Nil	77,230 Nil 243,259	87,941 97,751 351,389	(11)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	535,204 431,942 920,688
Sheila M. Grant Vice President, Product Development	2011 2010 2009	278,625 262,631 261,250	(12) (13)	Nil Nil Nil	64,359 Nil 170,281	64,140 73,626 219,557	(14)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	407,124 336,257 651,088

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor (2011: exercise price = $4.94; Black-Scholes valuation factor = $2.57; 2009 exercise price = $4.76 Black-Scholes valuation factor = $2.43). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Mr. Janzen became President and Chief Executive Officer in August 2009. Mr. Janzen was previously President and Chief Business Officer.
(3)	Represents $288,943 paid to Mr. Janzen from January 1, 2009 to July 31, 2009, in his capacity as President and Chief Business Officer, and $250,000 paid to Mr. Janzen from August 1, 2009 to December 31, 2009, in his capacity as President and Chief Executive Officer.
(4)	Represents an extraordinary one-time cash bonus of $630,000 paid to Mr. Janzen in June 2009 in connection with the Corporation entering into a collaboration and licence agreement (the “Collaboration and License Agreement”) with Merck for the development of vernakalant and a discretionary bonus of $115,895 paid to Mr. Janzen in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.
(5)	This amount reflects a deduction of $5,716 in respect of five days of unpaid leave taken by Mr. Sikorsky in accordance with the Corporation’s policies.
(6)	Represents an extraordinary one-time cash bonus of $150,000 paid to Mr. Sikorsky in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $58,497 paid to Mr. Sikorsky in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.
(7)	Mr. McAfee’s salary in 2011 was US$316,725. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.0129 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,099 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(8)	Mr. McAfee’s salary in 2010 was US$307,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9714 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,300 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(9)	Mr. McAfee’s salary in 2009 was US$300,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.8549 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.
(10)	Represents an extraordinary one-time cash bonus of $165,000 paid to Mr. McAfee in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $55,630 paid to Mr. McAfee in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.
(11)	Represents an extraordinary one-time cash bonus of $300,000 paid to Mr. Lalji in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $51,389 paid to Mr. Lalji in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.
(12)	This amount reflects a deduction of $5,463 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(13)	This amount reflects a deduction of $5,130 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(14)	Represents an extraordinary one-time cash bonus of $165,000 paid to Ms. Grant in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement and a discretionary bonus of $54,557 paid to Ms. Grant in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2011 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Douglas G. Janzen	18,347 22,861 250,000 127,000 600,000 120,000	9.40 12.07 13.19 4.65 4.65 4.94	6/11/2012 3/25/2013 3/5/2012 5/20/2013 8/11/2014 3/13/2016	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Curtis Sikorsky	200,000 7,121 70,000 70,000 30,000	9.40 12.07 4.65 4.76 4.94	6/11/2012 3/25/2013 5/20/2013 12/30/2014 3/13/2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Donald A. McAfee	14,043 12,990 70,000 20,000	9.40 12.07 4.65 4.76	6/11/2012 3/25/2013 5/20/2013 12/30/2014	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Karim Lalji	300,000 1,857 34,999 83,333 30,000	13.23 12.07 4.65 4.76 4.94	9/13/2012 3/25/2013 5/20/2013 12/30/2014 3/13/2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Sheila M. Grant	10,458 13,013 52,501 70,000 25,000	9.40 12.07 4.65 4.76 4.94	6/11/2012 3/25/2013 5/20/2013 12/30/2014 3/13/2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Value Vested or Earned During 2011 Financial Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Douglas G. Janzen	500,274	Nil	Nil
Curtis Sikorsky	102,582	Nil	Nil
Donald A. McAfee	50,446	Nil	Nil
Karim Lalji	122,276	Nil	Nil
Sheila M. Grant	99,361	Nil	Nil

Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the Named Executive Officers listed below.

Douglas G. Janzen

Douglas G. Janzen was appointed as President and Chief Business Officer of the Corporation on March 6, 2006. On August 1, 2009, Mr. Janzen was promoted to the position of President and Chief Executive Officer. Mr. Janzen’s employment agreement provides for a base salary of $600,000, which is reviewed annually by the Corporation. In February 2011, Mr. Janzen received a 3% cost of living increase in his base salary to $618,000. Mr. Janzen’s salary is reviewed annually by the Corporation. In January 2012 the Board, based on the recommendation of the Compensation Committee, approved a 3% cost of living increase in Mr. Janzen’s base salary, increasing such base salary to $636,540, effective January 1, 2012. Mr. Janzen was granted 600,000 incentive stock options in connection with his promotion to the position of President and Chief Executive Officer, of which 433,333 options are vested. Mr. Janzen is entitled to six weeks of paid vacation each year.

Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice. If Mr. Janzen’s employment is terminated by the Corporation without cause, all of his unvested options will vest immediately and he will be entitled to receive any salary owed and expenses incurred up to the date of termination, a severance payment of 24 months’ salary and life, health and disability benefits for up to one year. If Mr. Janzen continues to be employed by the Corporation for a period of one year or is not offered continued employment following the change of control, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on each of (i) the completion date of the change of control and (ii) the one year anniversary of the completion date of the change of control. If Mr. Janzen continues to be employed by the Corporation following a change of control for a period of less than one year, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on the completion date of the change of control and, if his employment is terminated without cause, the severance payments described above.

Curtis Sikorsky

Under an employment agreement between the Corporation and Curtis Sikorsky dated June 9, 2006, Mr. Sikorsky was appointed as Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. As at December 31, 2011, Mr. Sikorsky’s annual salary was $315,353. Effective January 1, 2012, Mr. Sikorsky received a 3% cost of living increase to his base salary, increasing it to $324,814. Mr. Sikorsky is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Sikorsky are met. Pursuant to his employment agreement, Mr. Sikorsky received an initial grant of 200,000 incentive stock options in 2006, all of which have vested. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.

Mr. Sikorsky’s employment agreement has an indefinite term and may be terminated by Mr. Sikorsky upon at least 60 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Sikorsky’s employment is terminated by the Corporation without cause, including following a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. See also “Retention Incentive Letters” below. Upon a change of control, all unvested stock options held by Mr. Sikorsky will be vested immediately.

Donald A. McAfee

Under an employment agreement between the Corporation and Donald A. McAfee dated October 1, 2004, Dr. McAfee was appointed as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. On February 27, 2007, Dr. McAfee was promoted to the position of Chief Scientific Officer. Dr. McAfee’s salary is reviewed annually by the Corporation. Dr. McAfee’s current annual salary is US$316,725. Dr. McAfee is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Dr. McAfee are met. Pursuant to his employment agreement, Dr. McAfee received an initial grant of 250,000 incentive stock options in 2004, all of which have vested and been exercised. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.

Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. See also “Retention Incentive Letters” below.

Karim Lalji

Under an employment agreement between the Corporation and Karim Lalji dated September 14, 2006, Mr. Lalji was appointed as Senior Vice President, Commercial Affairs of the Corporation in consideration for an annual salary of $300,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. As at December 31, 2011, Mr. Lalji’s annual salary was $370,033. Effective January 1, 2012, Mr. Lalji received a 3% cost of living increase to his base salary, increasing it to $381,134. Mr. Lalji is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Lalji are met. Under his employment agreement, Mr. Lalji received an initial grant of 300,000 incentive stock options in 2006, all of which have vested. He is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.

Mr. Lalji’s employment agreement has an indefinite term and may be terminated by Mr. Lalji upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Lalji’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal to 12 months salary and benefits, plus an additional payment equal to one month of salary and benefits for each full year of service. See also “Retention Incentive Letters” below. Upon a change of control or following termination of Mr. Lalji’s employment without cause, all unvested stock options held by Mr. Lalji will be vested immediately.

Sheila M. Grant

Under an employment agreement between the Corporation and Sheila M. Grant dated April 14, 2007, Ms. Grant was appointed as Vice President, Product Development (Vernakalant) of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Ms. Grant’s current annual salary is $284,088. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Grant are met. She is entitled to five weeks of paid vacation and up to one week of unpaid leave each year.

Ms. Grant’s employment agreement has an indefinite term and may be terminated by Ms. Grant upon at least 30 days’ written notice, in which case she will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Ms. Grant’s employment is terminated by the Corporation without cause, all outstanding options previously granted to Ms. Grant will vest immediately and Ms. Grant will be entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal 12 months salary and benefits. See also “Retention Incentive Letters” below. Upon a change of control or following termination of Ms. Grant’s employment without cause, all unvested stock options held by Ms. Grant will be vested immediately.

Retention Incentive Letters

Pursuant to a retention incentive letter of the Corporation dated May 23, 2008 addressed to each of Curtis Sikorsky, Donald A. McAfee, Karim Lalji and Shelia M. Grant, respectively, notwithstanding the employment agreement of each such Named Executive Officer with the Corporation, in the event of a change of control of the Corporation, if the executive officer is offered and accepts employment following the change of control he or she will be paid 50% of his or her current annual salary and 50% of his or her maximum annual discretionary bonus on each of (i) the date of completion of the change of control transaction (ii) the first anniversary of the completion date of the change of control, provided he or she remains an employee, or upon termination by the employer if the executive officer is terminated for any reason in the first year following the completion date of the change of control. If any such executive officer is not offered continued employment with substantially the same responsibilities and under the same terms as their current employment, they may elect to either (i) exercise any rights available under the circumstances pursuant to their employment agreement, or (ii) receive a lump sum payment of 100% of their current annual salary and 100% of their maximum annual discretionary bonus upon the completion of a change of control transaction.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each Named Executive Officer if his or her employment had been terminated on December 31, 2011 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause				Termination Following Change of Control(1)
Name	Severance ($)		Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)		Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
Douglas G. Janzen	1,236,000	(3)	Nil	8,527	1,854,000	(4)	Nil	Nil
Curtis Sikorsky	315,353		Nil	Nil	473,030	(5)	Nil	Nil
Donald A. McAfee	311,436		Nil	Nil	467,154	(5)	Nil	Nil
Karim Lalji	524,213		Nil	13,348	555,050	(5)	Nil	Nil
Sheila M. Grant	284,088		Nil	8,523	426,132	(5)	Nil	Nil

Notes:

(1)	Represents the amount each Named Executive Officer would be entitled to receive if his or her employment with the Corporation was terminated upon completion of a change of control. For additional information regarding amounts payable to Mr. Janzen in connection with a change of control, including amounts payable to Mr. Janzen if his employment is continued following a change of control or is terminated within one year following a change of control, see the individual discussion of Mr. Janzen’s employment agreement above. For additional information regarding amounts payable to the other Named Executive Officers in connection with a change of control, including amounts payable to the executive officers if their employment is continued following a change of control or is terminated within one year following a change of control, see the discussion of the retention incentive agreements above.
(2)	Represents the value of unvested in-the-money options as at December 31, 2011.
(3)	Represents 24 months of base salary.
(4)	Includes a lump sum payment of $927,000 payable to Mr. Janzen upon completion of the change of control (representing 100% of Mr. Janzen’s base salary and 100% of his maximum annual discretionary bonus) and a subsequent payment of $927,000 payable to Mr. Janzen on the one year anniversary of the completion date of the change of control.
(5)	Represents a lump sum payment of 100% of the annual salary of the Named Executive Officer and 100% of the maximum annual discretionary bonus of the Named Executive Officer, payable on completion of the change of control. For Dr. McAfee, the exchange rate used for the conversion of U.S. dollars into Canadian dollars was 0.9833 being the Bank of Canada exchange rate on December 31, 2011.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$402,550. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert W. Rieder(2)	93,968	Nil	28,916	Nil	Nil	Nil	122,884
Jackie M. Clegg(3)	64,481	Nil	28,916	Nil	Nil	Nil	93,397
Peter W. Roberts(4)	90,598	Nil	28,916	Nil	Nil	Nil	119,514
Harold H. Shlevin(5)	84,717	Nil	28,916	Nil	Nil	Nil	113,633
Richard Glickman(6)	97,589	Nil	28,916	Nil	Nil	Nil	126,505
William L. Hunter(7)	68,969	Nil	28,916	Nil	Nil	Nil	97,885

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of the grant ($3.65) by the Black-Scholes valuation factor ($1.93). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Chairman of the Board.
(3)	Chair of the Corporate Governance Committee. Ms. Clegg has decided not to stand for re-election at the Meeting.
(4)	Chair of the Audit Committee.
(5)	Chair of the Compensation Committee.
(6)	Lead Independent Director.
(7)	Chair of the Nomination Committee

Mr. Rieder became Chairman of the Board on September 27, 2010. Prior to such appointment, Mr. Rieder was the Executive Chairman of the Corporation. At the time of such appointment, the Board determined that the Chairman of the Board should be entitled to receive an annual retainer equivalent to that which the Corporation pays to the Lead Independent Director of the Corporation.

Prior to April 2012, non-management directors, other than the Chair of the Board and the Lead Independent Director, received an annual retainer fee of US$25,000 for acting as board members and the Chair of the Board and the Lead Independent Director were each entitled to an annual retainer of US$75,000. The Chairs of the Audit Committee and Compensation Committee were each entitled to an additional US$25,000 annual retainer and the Chairs of the Corporate Governance Committee and Nomination Committee were each entitled to an additional US$15,000 annual retainer. In addition, non-management directors were entitled to received US$1,500 per teleconference Board or committee meeting and US$3,000 per Board or committee meeting attended in person.

In May 2012, the Board, based on a recommendation of the Compensation Committee, reduced the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members to US$20,000 and reduced the annual retainer payable to the Chair of the Board and the Lead Independent Director to US$50,000. The Board, based on the recommendation of the Compensation Committee, also reduced the additional annual retainer fee payable to the Chairs of the Audit Committee and Compensation Committee to US$17,000 and the additional annual retainer payable to the Chairs of the Corporate Governance Committee and Nomination Committee to US$10,000. In addition, the Board, based on a recommendation of the Compensation Committee, reduced the amount non-management directors are entitled to receive per teleconference Board or committee meeting to US$1,000 and US$2,000 per Board or committee meeting attended in person. All of these fee reductions became effective as of April 1, 2012.

The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends.

Subject to the limitations set out in the Incentive Stock Option Plan, non-management directors receive an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and approved by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.

The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. During 2010, the Compensation Committee engaged Towers Perrin, an external independent compensation consultant, to assess the market competitiveness of director compensation at the Corporation against a comparator group of publicly listed companies that include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately  1/2 to 2 times the Corporation’s market capitalization. The report of the external independent compensation consultant indicated that the Corporation’s director compensation program has provided competitive levels of target pay but that, due to stock price performance, the short term of director option grants and an extended black-out period related to the Corporation’s review of strategic alternatives during 2009 and 2010, the Corporation’s directors actual compensation was significantly less than target compensation. While the external independent compensation consultant made a number of recommendations the Compensation Committee could implement in order to align actual compensation with target compensation, including considering changing from a grant of stock options only to a mix of stock options and deferred share units, the Compensation Committee determined in both 2010 and again in 2011 not to make changes in the Corporation’s director compensation practices at that time. In April 2012, the Compensation Committee reviewed the Corporation’s director compensation practices and decided, based on recent developments related to the Corporation’s business, to recommend to the Board reductions in the fees payable to non-management directors. As described above, these reductions in the fees payable to non-management directors were approved by the Board in May 2012 and became effective as of April 1, 2012. The Compensation Committee will continue to monitor the Corporation’s director compensation practices with a view to potentially revising or changing such practices in the future if the Compensation Committee determined that is warranted.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2011 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert W. Rieder	13,636	9.40	6/11/2012	Nil	Nil	Nil
	28,827	12.07	3/25/2013	Nil	Nil	Nil
	298,000	4.65	5/20/2013	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
Jackie M. Clegg(1)	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
Peter W. Roberts	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2011 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harold H. Shlevin	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
Richard Glickman	50,000	12.95	1/10/2013	Nil	Nil	Nil
	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
William L. Hunter	15,000	4.65	6/8/2013	Nil	Nil	Nil
	50,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil

Note:

(1)	Ms. Clegg has decided not to stand for re-election at the Meeting.

Value Vested or Earned During 2011 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert W. Rieder	187,757	Nil	Nil
Jackie M. Clegg(1)	28,916	Nil	Nil
Peter W. Roberts	28,916	Nil	Nil
Harold H. Shlevin	28,916	Nil	Nil
Richard Glickman	28,916	Nil	Nil
William L. Hunter	28,916	Nil	Nil

Note:

(1)	Ms. Clegg has decided not to stand for re-election at the Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2011 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,884,963	$7.05	2,115,037
Equity compensation plans not approved by securityholders	—	—	—

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010 and December 2010. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.

The Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Incentive Stock Option Plan from and after July 27, 2007 is 7,000,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan is increased at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options (or deemed to have been issued pursuant to the cashless exercise of options) during such year shall again become available to be made subject to an option that may be granted. Since July 27, 2007, 4,092,904 options have been granted pursuant to the Incentive Stock Option Plan, 2,050,782 Common Shares have been issued pursuant to the exercise of options (including 242,354 Common Shares which are deemed to have been issued pursuant to the cashless exercise of options) and 2,421,985 options have been cancelled or expired. As at December 31, 2011, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after July 27, 2007, including 2,050,782 Common Shares issued pursuant to the exercise of options after July 27, 2007 up to and including December 31, 2011, adjusted to reflect increases at the end of each year as described above, was 9,050,782 Common Shares. As at May 8, 2012, this maximum number represents approximately 13.8% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 14.8% of the issued and outstanding Common Shares on a non-diluted basis. As at May 8, 2012, options to purchase an aggregate of 4,554,290 Common Shares, representing approximately 6.9% of the issued and outstanding Common Shares on a fully diluted basis (7.5% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 8, 2012 is 2,445,710, representing approximately 3.7% of the issued and outstanding Common Shares on a fully diluted basis (4.0% on a non-diluted basis).

Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Generally, outstanding options granted prior to the date hereof to officers, employees, consultants and contractors vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. All such options granted prior to July 27, 2007 must be exercised no later than six years after the date of grant and all such options granted after July 27, 2007 must be exercised no later than five years after the date of grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.

The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:

(a)	issued to insiders of the Corporation within any one year period, or

(b)	issuable to insiders of the Corporation at any time;

which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and

(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2011 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2012.

Shareholder Proposals

Shareholder proposals to be considered at the 2013 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 31, 2013 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2011 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on June 6, 2011. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 8th day of May 2012.

By Order of the Board of Directors

Robert W. Rieder
Chairman

SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Corporation”) required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2012.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent	Director	Independent
Robert W. Rieder	No	Harold H. Shlevin	Yes
Jackie M. Clegg(1)	Yes	Richard M. Glickman	Yes
Douglas G. Janzen	No	William L. Hunter	Yes
Peter W. Roberts	Yes

Note:

(1)	Ms. Clegg has decided not to stand for re-election at the June 11, 2012 Annual Meeting of shareholders of the Corporation.

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	Akela Pharma, Inc.
Jackie M. Clegg(1)	Brookdale Senior Living Chicago Mercantile Exchange
Peter W. Roberts	—
Harold H. Shlevin	—
Richard Glickman	—
Douglas G. Janzen	iCo Therapeutics Inc. Neovasc Inc.
William L. Hunter	Zalicus Inc.

Note:

(1)	Ms. Clegg has decided not to stand for re-election at the June 11, 2012 Annual Meeting of shareholders of the Corporation.

The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors met six times without the presence of non-independent directors and members of management during 2011 and have met two times without the presence of non-independent directors and members of management during 2012.

Robert W. Rieder, the Chairman of the Corporation, served as Chief Executive Officer from April 1998 until August 2009 and as Executive Chairman from August 2009 until September 2010. Mr. Rieder is not an independent director by virtue of his former role on the Corporation’s senior management team. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.

The following table illustrates the attendance record of each director for all Board meetings held in 2011.

Board Member	Meetings Attended
Robert W. Rieder	10 out of 10
Jackie M. Clegg	8 out of 10
Peter W. Roberts	10 out of 10
Harold H. Shlevin	10 out of 10
Richard Glickman	10 out of 10
Doug Janzen	10 out of 10
William L. Hunter	10 out of 10

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for the Chair and the Chairs of each of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.

Orientation and Continuing Education

It is the mandate of the Corporate Governance to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

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In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the mandate of the Nomination Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Nomination Committee are independent in accordance with the mandate of the Nomination Committee.

Compensation

The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information. In May 2012, the mandate of the Compensation Committee was revised to provide that the Compensation Committee has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the Corporate Governance Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

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APPENDIX A – BOARD MANDATE

CARDIOME PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source: Beyond Compliance: Building a Governance Culture—Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

5.	The Board will meet as required, but at least once quarterly.

6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

8.	The Board will:

(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

9.	The Board will:

(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.

Supervision of Management

10.	The Board will:

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

11.	The Board will:

(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 13, 2010

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